
RECEIVED
MAR 29 2007
185
WASH, D.C.
SECTION



SEC[illegible]MISSION

07006634

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salt Creek Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 Park Avenue, 2nd. Floor
(No. and Street)

Laguna Beach (City) California (State) 92651 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris E. Menrad (949) 376-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

PROCESSED
APR 17 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris E. Menrad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salt Creek Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

L. H. Weinstein

Notary Public



L. H. WEINSTEIN
Comm. # 1522179
NOTARY PUBLIC - CALIFORNIA
County of Orange
My Comm. Expires Nov. 24, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

SALT CREEK SECURITIES, LLC

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Salt Creek Securities, LLC
Laguna Beach, California

I have audited the accompanying statement of financial condition of Salt Creek Securities, LLC as of December 31, 2006 and related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Salt Creek Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Salt Creek Securities, LLC as of December 31, 2006 and the results of its operations, members' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Elizabeth Tractenberg, CPA

Los Angeles, California
March 26, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

SALT CREEK SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and equivalent	$	27,190
Clearing broker deposit		161,483
Commissions receivable		43,792
Property and Equipment, at cost, net of accumulated depreciation of $11,419		8,097
TOTAL ASSETS	$	240,562

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	10,803
Salaries and wages payable		37,433
Income taxes payable		6,000
TOTAL LIABILITIES		54,236
MEMBERS' EQUITY		186,326
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	240,562

See accompanying notes to financial statements

SALT CREEK SECURITIES, LLC
STATEMENT OF INCOME
FOR YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$ 1,311,167
Clearing account - profit and loss	(528)
Other income	9,243
TOTAL REVENUES	1,319,882
TOTAL OPERATING EXPENSES (page 10)	951,133
INCOME BEFORE TAX PROVISION	368,749
INCOME TAX PROVISION	6,800
NET INCOME	$ 361,949

See accompanying notes to financial statements

SALT CREEK SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR YEAR ENDED DECEMBER 31, 2006

	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2005	$ 230,201	$ 6,750	$ 236,951
Net Income		361,949	361,949
Distribution of capital		(412,574)	(412,574)
Balance, December 31, 2006	$ 230,201	$ (43,875)	$ 186,326

See accompanying notes to financial statements

SALT CREEK SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net income	$ 361,949
Depreciation and amortization	2,490
Changes in operating assets and liabilities:	
Clearing broker deposit	(6,900)
Commissions receivable	59,486
Prepaid expenses	567
Accounts payable	10,232
Commissions payable	(3,192)
Clearing charges payable	(11,018)
Execution fee	(9,776)
Net cash provided by operating activities	403,838
Cash Flows for Acquisition Activities:	
Purchase of equipment	0
Cash Flows for Investing Activities:	
Capital distribution	(412,574)
Net increase in cash	(8,736)
Cash - beginning of the year	35,926
Cash - December 31, 2006	$ 27,190
Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income tax	$ 6,800

See accompanying notes to financial statements

SALT CREEK SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION AND NATURE OF BUSINESS.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a California limited liability company with offices in Laguna Beach, California and New York City, New York.

The Company was organized in May 2001 and began to conduct business as an introducing broker-dealer in March 2002. The Company is engaged in a single line of business as a securities broker-dealer serving mostly institutional clients. See Note 3 "Concentrations of Credit Risks."

Cash and Cash Equivalents
For financial statements purposes, the Company considers money market accounts as cash equivalents.

Securities Transactions
Securities transactions are executed and settled by an independent securities clearing company. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Commissions are collected by the independent clearing company and credited to the Company, after deducting clearing charges and advances on a monthly basis.

Furniture and Equipment
Furniture and equipment are carried at cost. Depreciation of furniture and equipment is provided using the straight line method for financial reporting purposes at rates based on the estimated useful lives of five years.

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, Federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated between the two members in accordance with the operating agreement of the Company.

The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax plus a $6,000 fee.

SALT CREEK SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 2 – FURNITURE AND EQUIPMENT

As of December 31, 2006, furniture and equipment consists of the following:

Equipment	$19,516
Less: accumulated depreciation:	11,419
	$ 8,097

For the year ended December 31, 2006, depreciation expense was $2,490.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities for individual and institutional clients. The institutional clients are referred by one trader and are the majority of fees earned by the Company. In the event the relationship between the referring trader and the Company is impaired the Company may be exposed to significant risk. See Note 6 "Concentration of Revenue".

NOTE 4 – COMMITMENTS

The Company leases its office space on a short term basis.

NOTE 5 – EMPLOYEE BENEFIT PLAN

The Company maintains a qualified deferred compensation plan under section 401(k) of the Internal Revenue Code. All employees are eligible to participate in the 401(k) plan from the date of employment. The Company's contribution to the plan is at the discretion of management. No Company contributions were made to the plan during the year ending December 31, 2006.

NOTE 6 – CONCENTRATION OF REVENUE

The Company receives 100% of its revenue from one source. See Note 3 "Concentration of Credit Risk".

NOTE 7 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. See Page 10.

NOTE 8 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 9 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

NOTE 10 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

SALT CREEK SECURITIES, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	186,326
Nonallowable assets:		
Property and Equipment, at cost, net of accumulated depreciation of $11,419		(8,097)
NET CAPITAL	$	178,229
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	3,618
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	173,229
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	172,805
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	54,236
Aggregate indebtedness to net capital		0.30

RECONCILIATION
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	212,297
VARIANCE -		
Decrease in allowable assets		(10,333)
Increase in accrued liabilities		(23,735)
NET CAPITAL PER AUDITED REPORT	$	178,229

See accompanying notes to financial statements

SALT CREEK SECURITIES, LLC
SCHEDULE OF OPERATING EXPENSES
FOR YEAR ENDED DECEMBER 31, 2006

OPERATING EXPENSES	
Clearing charges	$ 147,328
Commissions expenses	343,652
Consulting	12,488
Data services	46,403
Depreciation	2,490
Execution fees	160,381
Insurance	11,898
Internet	5,501
Regulatory fees	1,677
Rent	7,497
Repairs	1,758
Salaries and payroll taxes	193,198
Telephone	3,245
Travel and entertainment	1,906
All other expenses	11,711
TOTAL OPERATING EXPENSES	$ 951,133

See accompanying notes to financial statements

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Members
Salt Creek Securities, LLC
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of Salt Creek Securities, LLC (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

Members
Salt Creek Securities, LLC

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's
authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg
Elizabeth Tractenberg, CPA
Los Angeles, California
January 25, 2007

END